

13002954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to

Commission file number: 001-11967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

 Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statements of Net Assets Available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan at December 31, 2012 and 2011 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended are attached hereto as Exhibit 1.

Exhibit 1. Astoria Federal Savings and Loan Association Incentive Savings Plan Audited Financial Statements and Supplemental Schedule as of and for the years ended December 31, 2012 and 2011.

Exhibit 2. Consent of KPMG LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)



Josie Callari, Plan Administrator

Dated: June 21, 2013

EXHIBIT INDEX

Sequential Page No.

EXHIBIT NO. 1



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2013

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	At December 31, 2012	At December 31, 2011
Assets:		
Investments at fair value:		
Prudential Retirement Insurance and Annuity Company (PRIAC) pooled separate accounts	$ 47,141,967	$ 41,347,769
Astoria Financial Corporation common stock	9,430,980	9,434,175
PRIAC guaranteed accounts	20,590,786	19,512,580
Total investments at fair value	77,163,733	70,294,524
Notes receivable from participants	2,619,584	2,890,503
Participants' contributions receivable	144,395	142,042
Total assets	79,927,712	73,327,069
Liabilities:		
Excess contributions payable	52,045	53,214
Net assets available for plan benefits	$ 79,875,667	$ 73,273,855

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Year Ended December 31,	
	2012	**2011**
Additions (reductions) to assets attributed to:		
Investment activities:		
Interest	$ 413,313	$ 461,220
Dividends	265,245	553,833
Net appreciation (depreciation) in fair value of investments	7,342,629	(6,022,289)
Total investment income (loss)	8,021,187	(5,007,236)
Interest on notes receivable from participants	85,370	95,759
Participants' contributions	4,587,894	4,852,492
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	3,050,877	1,850,926
Total additions	15,745,328	1,791,941
Deductions from assets attributed to:		
Benefits paid to participants	9,135,612	5,330,099
Administrative expenses	7,904	8,169
Total deductions	9,143,516	5,338,268
Net increase (decrease) in net assets	6,601,812	(3,546,327)
Net assets available for plan benefits:		
Beginning of year	73,273,855	76,820,182
End of year	$ 79,875,667	$ 73,273,855

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all eligible employees of Astoria Federal Savings and Loan Association (the Association or Plan Administrator). The parent of the Association is Astoria Financial Corporation. The Plan was established in March 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's custodian is Prudential Retirement Insurance and Annuity Company (PRIAC) and the Plan's trustee is Prudential Bank & Trust Company, FSB, both of which are subsidiaries of Prudential Retirement, Inc.

(b) Eligibility and Participation

Full-time and part-time employees are eligible to participate in the Plan when they complete one-year of service and work at least 1,000 hours in either their initial year of service or any subsequent plan year and are at least 21 years of age. The Plan automatically enrolls all eligible employees who have not properly notified the Plan Administrator of their intent not to participate. Effective January 1, 2013, full-time and part-time employees are eligible to participate in the Plan immediately upon employment provided they are at least 21 years of age.

(c) Contributions

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $17,000 for the year ended December 31, 2012 and $16,500 for the year ended December 31, 2011. Effective January 1, 2013, participants may contribute from 1% to 30% of their eligible compensation, up to a maximum of $17,500 for the year ending December 31, 2013. Participants attaining 50 years of age or who are over 50 years of age prior to the end of a calendar year may elect to contribute an additional amount of up to $5,500 for the years ended December 31, 2012 and 2011, in tax deferred savings, known as "catch-up contributions," for such years. A default contribution rate of 3% of eligible compensation is set for automatically enrolled participants. Effective January 1, 2013, the default contribution rate for each participant shall be automatically increased by 1% annually, on each participant's automatic increase date, until the participant's contribution rate equals or exceeds 6% of eligible compensation.

Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the years ended December 31, 2012 and 2011. Effective January 1, 2013, the Association established a matching contribution equal to 50% of participants' contributions not in excess of 6% of the participant's eligible compensation, for a maximum matching contribution of 3% of the participant's eligible compensation. The Plan also allows certain vested participants in the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) to make transfers from their stock and/or cash account balances in the ESOP to the Plan. During the years ended December 31, 2012 and 2011, a total of $3,050,877 and $1,850,926, respectively, were transferred from the ESOP to the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any) and plan earnings. Each participant elects, in increments of 1%, the manner in which their contributions are invested by making investment directions. If no such direction is made by the participant, the Plan Administrator will invest the participant's account in a qualified default investment alternative until the participant does make such a direction with respect to their account. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Forfeitures

Participants have a fully vested interest in their contributions and earnings thereon. Prior to January 1, 2013, participants become 100% vested in Association matching contributions after three years of service. Effective January 1, 2013, participants become 100% vested in Association matching contributions after one year of service. Regardless of the participant's years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Association.

Any Association contributions forfeited by reason of failure to vest may be used by the Plan to reduce its plan expenses. For the years ended December 31, 2012 and 2011, no contributions were forfeited for failure to vest. As of December 31, 2012 and 2011, there were no forfeitures remaining for use to pay future expenses of the Plan.

(f) Plan Benefits and Distributions

Upon a participant's termination from the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balance in a single lump sum payment.

Upon a participant's termination from the Plan for reasons other than retirement, disability or death, benefits will be distributed in one lump sum or in two or more partial payments. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment and may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover. If the participant fails to make a timely election and has a balance of $1,000 or more, the Plan Administrator will pay the distribution in a direct rollover to an Individual Retirement Account designated by the Plan Administrator. Participants with balances of less than $1,000 that fail to make a timely election will be paid directly in a single lump sum payment.

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59½.

(g) *Notes Receivable from Participants*

A participant may request up to two loans from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans must be repaid within 5 years, except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. Interest received on an outstanding participant loan is transferred into the participant's account based on their elected percentage allocation of the available investments. Principal and interest is paid ratably through bi-weekly payroll deductions. The interest rate is determined at the time of the loan at a rate equal to prime. Outstanding loans to participants were at interest rates between 3.25% and 8.25%, with terms ranging from one to fifteen years, at December 31, 2012 and 2011.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Plan's significant accounting policies are as follows:

(a) *Basis of Presentation*

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on the Plan Administrator's best estimate and judgment. The Plan Administrator evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment. The Plan Administrator adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(c) *Investment Valuation and Income Recognition*

The Plan's investments in PRIAC pooled separate accounts consist of equity securities and bonds held in pooled separate accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled separate accounts.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, which is the closing market price obtained from the New York Stock Exchange.

The Plan's investments in PRIAC guaranteed accounts represent investments in two accounts managed by PRIAC with guarantees against loss of principal and as to future return.

GAAP requires all investment contracts, such as the PRIAC guaranteed accounts, held by a defined-contribution plan to be reported in the Statements of Net Assets Available for Plan Benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Any amount representing a difference between the fair value of an investment contract and the amount at which participants can transact with the fund is presented as an adjustment on the face of the Statements of Net Assets Available for Plan Benefits.

The Plan's investments in the PRIAC guaranteed accounts are fully benefit-responsive. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are no specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts. The Statements of Net Assets Available for Plan Benefits present the fair value of the PRIAC guaranteed accounts which is equal to the contract value and no adjustment is required on the Statements of Net Assets Available for Plan Benefits.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting of the Guaranteed Income Fund and on a monthly basis for resetting of the Guaranteed Short-Term Account. When establishing interest crediting rates for the guaranteed accounts, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract for the Guaranteed Income Fund is 1.50%. The crediting interest rate and average yield was 2.20% for the period from July 1, 2012 through December 31, 2012, 2.35% for the period from January 1, 2012 through June 30, 2012 and 2.60% for the period from January 1, 2011 through December 31, 2011. The minimum crediting rate under the contract for the Guaranteed Short-Term Account is based on the average yield of three-month Treasury Bills over the 90 days preceding the rate determination date, less 0.75%, but not less than 0.00% and not greater than 1.50%. The crediting interest rate and average yield for the Guaranteed Short-Term Account was 0.90% for the two year period from January 1, 2011 through December 31, 2012.

Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

See Note 5, "Fair Value Measurements," for further detail on investment valuations.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments and net changes in the fair value of investments, consisting of the unrealized appreciation or depreciation in assets and any realized gains and losses on investments sold during the period.

(d) Notes Receivable from Participants

Notes receivable from participants are segregated from plan investments and carried at their unpaid principal balance plus any accrued but unpaid interest.

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(3) Risks and Uncertainties

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

The Plan invests indirectly in securities with contractual cash flows, such as mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(4) Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits at the dates indicated.

	At December 31,	
	2012	2011
Astoria Financial Corporation common stock	$ 9,430,980	$ 9,434,175
PRIAC Guaranteed Income Fund	18,304, 006	16,866,995
PRIAC Large Cap Value/LSV Asset Management	10,341,282	8,804,013
PRIAC Small Cap Growth/TimesSquare Fund	7,199,028	6,353,083
PRIAC Core Plus Bond/Prudential Investment Management Fund	6,344,721	6,116,793

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years indicated.

	For the Year Ended December 31,	
	2012	2011
PRIAC pooled separate accounts	$ 6,283,114	$ (333,156)
Astoria Financial Corporation common stock	1,059,515	(5,689,133)
	$ 7,342,629	$ (6,022,289)

(5) Fair Value Measurements

The Plan uses fair value measurements to record fair value adjustments to Plan assets and to determine fair value disclosures. The Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based on quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Such assumptions reflect estimates of assumptions market participants would use in pricing the instrument. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the instrument.

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, with additional considerations when the volume and level of activity for an asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. GAAP requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

PRIAC pooled separate accounts

The fair value of the Plan's investment in PRIAC pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts, which consist of equity securities and bonds. The Plan's investment in these accounts is represented by units and a per unit value. The unit values are calculated by PRIAC. For the underlying equity securities, PRIAC obtains closing market prices for those securities traded on a national exchange. For bonds, PRIAC obtains prices from a third party pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes and issuer spreads. Prices are reviewed by PRIAC and are challenged if PRIAC believes the price is not reflective of fair value. There are no restrictions as to the redemption of these pooled separate accounts nor does the Plan have any contractual obligations to further invest in any of the individual pooled separate accounts. These investments are classified as Level 2.

Astoria Financial Corporation common stock

The fair value of the Plan's investment in Astoria Financial Corporation common stock is obtained from a quoted market price in an active market and, as such, is classified as Level 1.

PRIAC guaranteed accounts

The fair value of the Plan's investment in PRIAC guaranteed accounts is equal to the contract value. The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. These investments are guaranteed as to principal and credited interest at a rate which is reviewed and established by the issuer without the use of a specific formula on a semi-annual basis. Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. These investments are classified as Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the carrying value of the Plan's assets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurement falls at the dates indicated.

	Carrying Value at December 31, 2012			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ -	$ 17,451,362	$ -	$ 17,451,362
Mid cap equity funds	-	5,424,199	-	5,424,199
Small cap equity funds	-	9,573,167	-	9,573,167
Mutual funds	-	8,348,518	-	8,348,518
Bond funds	-	6,344,721	-	6,344,721
Astoria Financial Corporation common stock	9,430,980	-	-	9,430,980
PRIAC guaranteed accounts	-	-	20,590,786	20,590,786
Total	$ 9,430,980	$ 47,141,967	$ 20,590,786	$ 77,163,733

	Carrying Value at December 31, 2011			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ -	$ 15,063,101	$ -	$ 15,063,101
Mid cap equity funds	-	4,363,093	-	4,363,093
Small cap equity funds	-	8,246,643	-	8,246,643
Mutual funds	-	7,558,139	-	7,558,139
Bond funds	-	6,116,793	-	6,116,793
Astoria Financial Corporation common stock	9,434,175	-	-	9,434,175
PRIAC guaranteed accounts	-	-	19,512,580	19,512,580
Total	$ 9,434,175	$ 41,347,769	$ 19,512,580	$ 70,294,524

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years indicated.

	PRIAC Guaranteed Accounts For the Year Ended December 31,	
	2012	2011
Fair value at beginning of year	$ 19,512,580	$ 18,907,679
Purchases	3,579,136	2,789,276
Sales	(2,914,243)	(2,645,595)
Interest	413,313	461,220
Fair value at end of year	$ 20,590,786	$ 19,512,580

Effective January 1, 2012, the Plan adopted the guidance in ASU 2011-04, "Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting and results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. This guidance was not intended to result in a change in the application of the requirements in Topic 820. Some of this guidance clarifies the application of existing fair value measurement requirements while other aspects change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Plan's adoption of this guidance did not have an impact on the Plan's Statements of Net Assets Available for Plan Benefits or Statements of Changes in Net Assets Available for Plan Benefits.

(6) Administrative Expenses

The Association pays investment and administrative expenses charged to it by PRIAC, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2012 and 2011, $7,904 and $8,169, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represents related party transactions.

(7) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in Association matching contributions.

(8) Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated September 27, 2012 stating the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter in 2012, the Plan Administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and is currently operating such that its tax exempt status has been maintained. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Supplemental Schedule

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
		Pooled separate accounts:		
*	Prudential Retirement Insurance and Annuity Company (PRIAC)	Dryden S&P 500 Index Account (36,154 units)	$	3,417,484
*	PRIAC	Janus Balanced Strategy (50,870 units)		2,615,661
*	PRIAC	Large Cap Value/LSV Asset Management (528,064 units)		10,341,282
*	PRIAC	JP Morgan Large Cap Growth (269,489 units)		3,692,596
*	PRIAC	Small Cap Value/American Century Fund (16,650 units)		421,256
*	PRIAC	Small Cap Growth/TimesSquare Fund (199,997 units)		7,199,028
*	PRIAC	Small Cap Value/The Boston Co. Asset Management (193,325 units)		1,952,883
*	PRIAC	Core Plus Bond/Prudential Investment Management Fund (297,801 units)		6,344,721
*	PRIAC	Mid Cap Growth/Artisan Partners (135,785 units)		2,592,145
*	PRIAC	Mid Cap Value/Wellington Management (109,751 units)		2,832,054
*	PRIAC	OFI Institutional Global Strategy (30,392 units)		2,764,240
*	PRIAC	Thornburg International Value (89,281 units)		2,968,617
		Guaranteed accounts:		
*	PRIAC	Guaranteed Income Fund (383,810 units)		18,304,006
*	PRIAC	Guaranteed Short-Term Account (32,409 units)		2,286,780
*	Astoria Financial Corporation	Astoria Financial Corporation common stock (1,007,583 shares)		9,430,980
*	Plan participants	257 Notes receivable from participants (interest rates: 3.25% – 8.25%; terms: 1-15 years)		2,619,584
		Total Investments and Notes Receivable from Participants (Held at End of Year)	$	79,783,317

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-113745) on Form S-8 of Astoria Financial Corporation of our report dated June 21, 2013, with respect to the statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") as of December 31, 2012 and 2011, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) at December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 21, 2013